Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Income before income taxes and minority interest	$390,085	$27,923	$726,685	$24,153
Add fixed charges:
Interest expense	18,504	20,664	73,173	88,704
Rental expense attributable to interest	583	408	1,943	1,831

Total fixed charges	19,087	21,072	75,116	90,535

Adjusted earnings	$409,172	$48,995	$801,801	$114,688

Ratio of earnings to fixed charges	21.4	2.3	10.7	1.3